The following table sets forth certain summary consolidated financial information for the three and nine months ended September 30, 2016 and 2015 in respect of HudBay Minerals Inc. (“Hudbay”) and its subsidiaries, certain of which are guarantors in respect of Hudbay’s $920,000,000 aggregate principal amount of 9.5% senior unsecured notes (the “Notes”) due October 1, 2020. The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by Hudbay’s existing and future subsidiaries, other than unrestricted subsidiaries and certain excluded subsidiaries that include subsidiaries that own the Constancia and Rosemont projects; the Notes are guaranteed by: Hudson Bay Mining and Smelting Co., Limited, Hudson Bay Exploration and Development Company Limited and HudBay Marketing & Sales Inc.

This disclosure is being provided pursuant to Part 13.4 of National Instrument 51-102. Additional continuous disclosure relating to Hudbay can be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov.

For the three months ending Septemer 30:

(000's)	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Total revenue	-	-	132,804	156,901	178,620	131,662	-	(18,755)	311,424	269,808
Profit (loss) continuing operations - attributable to owners	5,353	12,135	46,476	15,274	8,254	(8,605)	(26,512)	(30,637)	33,571	(11,833)
Profit (loss) - attributable to owners	5,353	12,135	46,476	15,274	8,254	(8,605)	(26,512)	(30,637)	33,571	(11,833)

For the nine months ending September 30 2016:

(000's)	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Total revenue	-	-	372,534	446,884	439,490	166,488	-	(63,962)	812,024	549,410
Profit (loss) continuing operations - attributable to owners	(11,332)	(23,419)	23,589	(17,651)	19,085	(31,386)	(19,262)	(3,504)	12,080	(75,960)
Profit (loss) - attributable to owners	(11,332)	(23,419)	23,589	(17,651)	19,085	(31,386)	(19,262)	(3,504)	12,080	(75,960)

As at September 30, 2016 and December 31, 2015:

(000's)	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Current assets	87,242	60,041	129,301	116,856	240,741	256,915	-	1,366	457,284	435,178
Non-current assets	2,874,158	2,908,574	983,715	945,412	4,223,652	4,240,551	(4,054,004)	(4,050,130)	4,027,521	4,044,407
Current liabilities	59,809	34,143	124,963	128,433	134,301	213,626	-	1,363	319,073	377,565
Non-current liabilities	1,053,676	1,085,780	788,790	744,346	1,331,283	1,388,675	(805,487)	(904,071)	2,368,262	2,314,730

1 This column includes all necessary amounts to eliminate all intercompany balances between the Guarantor credit supporters and the non-guarantor others, and other adjustments to arrive at the information for Hudbay on a consolidated basis.